FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* PIGOTT MARK C	2. Issuer Name and Ticker or Trading Symbol PACCAR Inc (PCAR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) CHAIRMAN & CEO
(Last) (First) (Middle) 777 106TH AVENUE NE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/2/2003
(Street) BELLEVUE, WA 98004		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK								694,968	D
COMMON STOCK								11,196	I(1)	WIFE & CHILDREN
COMMON STOCK								402,682	I(2)	EASCLIFFE COMPANY
COMMON STOCK (SIP)	03/05/03		J(3)		62.8(4)	A	$47.12	14,868.1(4)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
STOCK OPTION	$14.50							01/01/98	04/25/05	COMMON STOCK	59,595		59,595	D
STOCK OPTION	$16.50							01/01/99	04/30/06	COMMON STOCK	63,813		63,813	D
STOCK OPTION	$24.42							01/01/00	04/29/07	COMMON STOCK	79,275		79,275	D
STOCK OPTION	$35.67							01/01/01	04/28/08	COMMON STOCK	59,437		59,437	D
STOCK OPTION	$35.85							01/01/02	04/27/09	COMMON STOCK	92,110		92,110	D
STOCK OPTION	$27.83							01/01/03	01/25/10	COMMON STOCK	104,089		104,089	D
STOCK OPTION	$34.42							01/01/04	01/24/11	COMMON STOCK	101,434		101,434	D
STOCK OPTION	$42.31							01/01/05	01/23/12	COMMON STOCK	84,363		84,363	D
STOCK OPTION	$47.10							01/10/06	01/15/13	COMMON STOCK	73,608		73,608	D
COMMON STOCK (LTIP)(5)	N/A							N/A	N/A	COMMON STOCK	8,280.4(4)		8,280.4(4)	D
COMMON STOCK (DICP)(6)	N/A							N/A	N/A	COMMON STOCK	20,636.9(4)		20,636.9(4)	D

Explanation of Responses:

(1) Shares in which beneficial ownership is disclaimed.
(2) Shares held with others.
(3) Dividend on PACCAR Savings Investment Plan (SIP) shares reinvested pursuant to SIP (SIP information based on most recent report from SIP Trustee).
(4) Fractional shares rounded to nearest 1/10.
(5) Share units held in deferred phantom stock account under PACCAR Long Term Incentive Plan (LTIP).
(6) Share units held in deferred phantom stock account under PACCAR Deferred Incentive Compensation Plan (DICP).

By: /s/ Mark Pigott **Signature of Reporting Person	4-3-03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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